UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-128419-17

GARDNER INTERNATIONAL INVESTMENTS, INC.
(Exact name of registrant as specified in its charter)

(formerly known as GARDNER DENVER HOLDINGS INC.)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202

414-212-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8% Senior Subordinated Notes due 2013
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

8% Senior Subordinated Notes due 2013: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Gardner International Investments, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GARDNER INTERNATIONAL INVESTMENTS, INC.

Date:	March 7, 2017	By:	/s/ Andrew Schiesl
Name: Andrew Schiesl
Title: President